UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:

William J. Coote Interim CFO – AVP, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2021

Hawthorne, NY, October 28, 2021 ─ Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and six months ended September 30, 2021.

Quarter ended September 30, 2021 Highlights ─ compared to September 30, 2020

•	Net sales of $132.0 million decreased $10.9 million.
•	Gross profit of $62.0 million (47.0% of net sales compared to 57.1%) decreased $19.5 million.
•	Research and development (“R&D”) expenses of $12.5 million decreased $4.1 million.
•	Selling, marketing, general and administrative expenses (“SG&A”) of $23.7 million were in line with the prior year quarter.
•

Settlements and loss contingencies of $1.4 million relate to the global resolution with the U.S. Department of Justice (“DOJ”) in connection with its investigations into the U.S. generic pharmaceutical industry.

•

Operating income of $24.4 million decreased $16.5 million.  Excluding the settlement and loss contingencies charges, operating income was $25.9 million compared to $41.0 million, and as a percentage of net sales was 19.6% compared to 28.7%.

•	Interest and other financial income of $2.4 million decreased $3.3 million, reflecting the lower global interest rate environment.
•

Tax expense of $6.1 million increased $2.5 million; with the effective tax rate of 20.7%.  Excluding the impact from the settlement and loss contingencies charges, the effective tax rate was 19.8% compared to 7.4%.

•

Net income attributable to Taro was $23.3 million compared to $45.1 million, resulting in diluted earnings per share of $0.62 compared to $1.18.  Excluding the impact from the settlement and loss contingencies charges, net income was $24.7 million, resulting in diluted earnings per share of $0.66.

Six Months ended September 30, 2021 Highlights ─ compared to September 30, 2020

•	Net sales of $279.1 million increased $18.6 million.
•	Gross profit of $139.7 million (50.1% of net sales compared to 56.3%) decreased $6.8 million.
•	R&D expenses of $25.4 million decreased $4.0 million.
•	SG&A of $47.7 million increased $1.3 million.
•

Settlements and loss contingencies of $61.4 million consist of the additional legal contingency of $60.0 million (taken in the first quarter) related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the aforementioned global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry.  In the prior year, settlements and loss contingencies of $478.9 million consisted of $418.9 million related to the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry and an additional provision of $60.0 million related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating income of $5.2 million compared to operating (loss) of $(408.2) million.  Excluding the settlement and loss contingencies charges in both periods, operating income was $66.6 million compared to $70.7 million, a decrease of $4.1 million, and as a percentage of net sales was 23.9% compared to 27.2%.

•	Interest and other financial income of $5.4 million decreased $7.6 million.

•	Tax expense of $8.8 million decreased $3.7 million. Excluding the impact from the settlement and loss contingencies charges in both periods, the effective tax rate was 11.8% compared to 14.4%.
•

Net income attributable to Taro was $4.5 million compared to net (loss) of $(389.8) million, resulting in diluted earnings (loss) per share of $0.12 compared to $(10.19).  Excluding the impact from the settlement and loss contingencies charges in both periods, net income was $66.0 million compared to $74.2 million, an $8.2 million decrease, resulting in diluted earnings per share of $1.75 compared to $1.94.

Cash Flow and Balance Sheet Highlights

•

Cash flow (used in) operations for the six months ended September 30, 2021, was $(8.0) million.  Excluding the impact from the settlement and loss contingencies charges in both periods, cash flow provided by operations was $94.9 million compared to $54.7 million for the six months ended September 30, 2020.

•

As of September 30, 2021, cash and cash equivalents and marketable securities (both short and long-term), decreased $55.4 million to $1.5 billion from March 31, 2021; reflecting the impact from a payment to the DOJ as a result of the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry, and share repurchases of $24.9 million.

Mr. Uday Baldota, Taro’s CEO stated, “We continue to face an overall challenging market trend, particularly in the U.S, and depending on the product(s), price deflation and pressure persist.  While the current quarter reflects a reduction in R&D, principally due to timing of clinical studies, we maintain a development pipeline investing only in those products which are viable.  From a business development perspective, we will continue to evaluate opportunities that make strategic sense and remain disciplined in our approach. We are pleased to put the government’s investigations behind us and reaffirm our commitment to a robust corporate compliance program.”

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”): Oxymetazoline Hydrochloride Cream, 1%. The Company currently has a total of eighteen ANDAs awaiting FDA approval, including four tentative approvals.

Taro Finalizes Settlement Agreement with the DOJ

Taro Pharmaceuticals U.S.A., Inc. finalized its settlement agreement with the DOJ’s Civil Division and corporate integrity agreement with the U.S. Department of Health and Human Services’ Office of Inspector General, both of which were previously announced on July 23, 2020.

Share Repurchase Program – Maximizing Shareholder Value

On November 4, 2019, the Company announced that its Board of Directors approved a share repurchase of ordinary shares up to $300 million.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases (including Rule 10b5-1 trading plans), privately negotiated transactions, tender offer or other means, in accordance with applicable securities laws and other regulations.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.

During the quarter, the Company repurchased 86,696 shares at an average price of $71.34. Under the $300 million authorization, the Company has repurchased, in total, 954,165 shares (280,719 at an average price of $91.00 and 673,446 at an average price of $74.12), leaving $224.5 million remaining under the current board authorization.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2022.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended		Six Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Sales, net	$131,986	$142,843	$279,099	$260,477
Cost of sales	69,941	61,255	139,356	113,943
Gross profit	62,045	81,588	139,743	146,534

Operating Expenses:
Research and development	12,495	16,552	25,448	29,484
Selling, marketing, general and administrative	23,684	24,074	47,660	46,323
Settlements and loss contingencies	1,420	—	61,420	478,924
Operating income (loss) *	24,446	40,962	5,215	(408,197)

Financial (income) expense, net:
Interest and other financial income	(2,371)	(5,678)	(5,413)	(12,988)
Foreign exchange (income) expense	(264)	(632)	11	(829)
Other gain, net	2,340	1,380	2,724	1,929
Income (loss) before income taxes	29,421	48,652	13,341	(392,450)
Tax expense	6,104	3,590	8,792	12,444
Net income (loss)	23,317	45,062	4,549	(404,894)
Net loss attributable to non-controlling interest	—	(70)	—	(15,108)
Net income (loss) attributable to Taro *	$23,317	$45,132	$4,549	$(389,786)

Net income (loss) per ordinary share attributable to Taro:
Basic and Diluted *	$0.62	$1.18	$0.12	$(10.19)

Weighted-average number of shares used to compute net income (loss) per share:
Basic and Diluted	37,600,580	38,258,337	37,696,975	38,258,337

May not foot due to rounding.

* Excluding the settlement and loss contingencies charges of $1.4 million for the quarter ended September 30, 2021, Operating income was $25.9 million and $41.0 million, Net income attributable to Taro was $24.7 million and $45.1 million, and basic and diluted earnings per share was $0.66 and $1.18, for the quarters ended September 30, 2021 and 2020, respectively.

Excluding the settlement and loss contingencies charges of $61.4 million and $478.9 million for the six months ended September 30, 2021 and 2020, Operating income was $66.6 million and $70.7 million, Net income attributable to Taro was $66.0 million and $74.2 million, and basic and diluted earnings per share was $1.75 and $1.94, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	March 31,
	2021	2021
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$523,668	$605,177
Short-term and current maturities of long-term bank deposits	35,573	—
Marketable securities	413,322	418,480
Accounts receivable and other:
Trade, net	196,671	213,539
Other receivables and prepaid expenses	59,785	53,347
Inventories	182,928	180,292
TOTAL CURRENT ASSETS	1,411,947	1,470,835
Marketable securities	552,939	557,209
Property, plant and equipment, net	196,632	205,508
Deferred income taxes	125,449	142,007
Other assets	30,191	31,314
TOTAL ASSETS	$2,317,158	$2,406,873

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$55,228	$61,166
Other current liabilities	558,730	615,135
TOTAL CURRENT LIABILITIES	613,958	676,301
Deferred taxes and other long-term liabilities	30,092	35,115
TOTAL LIABILITIES	644,050	711,416

Taro shareholders' equity	1,673,108	1,703,649
Non-controlling interest	—	(8,192)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,317,158	$2,406,873

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$4,549	$(404,894)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	12,795	11,361
Realized loss on sale of long-lived assets	551	—
Change in derivative instruments, net	(314)	(942)
Effect of change in exchange rate on marketable securities and bank deposits	404	(3,569)
Deferred income taxes, net	16,927	(39,591)
Decrease in trade receivables, net	16,868	3,550
Increase in inventories, net	(2,636)	(14,140)
Increase in other receivables, income tax receivables, prepaid expenses and other	(2,472)	(8,451)
(Decrease) increase in trade, income tax, accrued expenses and other payables	(59,982)	407,522
Expense from amortization of marketable securities bonds, net	5,287	1,007
Net cash used in operating activities	(8,023)	(48,147)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(5,831)	(8,953)
Investment in other intangible assets	(107)	(76)
Investment in short-term bank deposits, net	(35,573)	—
(Investment in) proceeds from marketable securities, net	(6,442)	41,820
Net cash (used in) provided by investing activities	(47,953)	32,791

Cash flows from financing activities:
Purchase of treasury stock	(24,934)	—
Net cash used in financing activities	(24,934)	—

Effect of exchange rate changes on cash and cash equivalents	(599)	798
Decrease in cash and cash equivalents	(81,509)	(14,558)
Cash and cash equivalents at beginning of period	605,177	513,354
Cash and cash equivalents at end of period	$523,668	$498,796

Cash Paid during the year for:
Income taxes	$4,532	$20,596
Cash Received during the year for:
Income taxes	$2,351	$4,093
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$702	$1,410
Non-cash financing transactions:
Purchase of marketable securities, net	$630	$2,435

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director